        FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2008

EUROSEAS LTD.

(Translation of registrant's name into English)

Euroseas Ltd.

Aethrion Center

40 Ag. Konstantinou Street

151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the "Company") on November 19, 2008 that the Company will hold an Investor Day Luncheon in New York City on November 25, 2008

EXHIBIT 1

Euroseas Ltd. to Hold an Investor Day Luncheon in New York City on November 25, 2008

Maroussi, Athens, Greece – November 19, 2008 - Euroseas Ltd. (NASDAQ: ESEA) today announced that the Company Chairman and Chief Executive Officer, Aristides J. Pittas and the Chief Financial Officer, Dr. Anastasios Aslidis, will host an Investor Day Luncheon on Tuesday, November 25th, 2008 at 12:00 noon in New York City.

If you would like to attend this event, please contact the Company’s investor relations advisor, Capital Link at 212-661-7566 or by e-mail at euroseas@capitallink.com. Registration closes on Monday, November 24, 2008 at 12:00 noon.

An audio replay of the event will be available on the Euroseas website www.euroseas.gr in the investor relations section under presentations the day following the event.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Select Market under the ticker ESEA.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas’ operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 16 vessels, including 3 Panamax drybulk carriers, 2 Handysize drybulk carriers, 3 Intermediate container ship, 5 Handysize container ships, 2 Feeder container ships and a multipurpose dry cargo vessel. Euroseas` 5 drybulk carriers have a total cargo capacity of 277,316 dwt, its 10 container ships have a cargo capacity of 17,877 teu and its 1 multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Contact:

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  November 19, 2008

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President